Securities and Exchange Commission
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     Form 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-7981

                          AMERICAN GENERAL CORPORATION
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            (Exact name of registrant as specified in its charter)

                               2929 Allen Parkway
                            Houston, Texas 77019-2155
                                 (713) 522-1111
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, Par Value $0.50 Per Share
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            (Title of each class of securities covered by this Form)

                       $100 Million 6 1/4% Notes Due 2003
                       $150 Million 7 3/4% Notes Due 2005
                       $150 Million 6 3/4% Notes Due 2005
                       $150 Million 7 1/2% Notes Due 2025
                       $150 Million 6 5/8% Notes Due 2029
                       $500 Million 7 1/2% Notes Due 2010
    American General Capital I $200 Million 7 7/8% Trust Originated Preferred
             Securities (American General Corporation -- Guarantor)
   American General Capital II $300 Million 8 1/2% Capital Trust Pass-through
             Securities (American General Corporation -- Guarantor)
   American General Capital III $100 Million 8.05% Trust Preferred Securities
                   (American General Corporation -- Guarantor)

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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4 (a) (1) (i)  [x]   Rule 12h-3 (b) (1) (i)  [x]
            Rule 12g-4 (a) (1) (ii) [ ]   Rule 12h-3 (b) (1) (ii) [ ]
            Rule 12g-4 (a) (2) (i)  [ ]   Rule 12h-3 (b) (2) (i)  [ ]
            Rule 12g-4 (a) (2) (ii) [ ]   Rule 12h-3 (b) (2) (ii) [ ]
                                          Rule 15d-6              [ ]

Approximate number of holders of record as of the certification of notice date: 1*

* American International Group, Inc., a Delaware corporation ("AIG"), is the sole holder of record of the common stock listed above as of the date hereof pursuant to the merger of Washington Acquisition Corporation, a Texas corporation and a wholly owned subsidiary of AIG, with and into American General Corporation, which was consummated on August 29th, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, American General Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 29, 2001                    AMERICAN GENERAL CORPORATION

                                         By: /s/ Mark S. Berg
                                            -----------------------------
                                         Name:  Mark S. Berg
                                         Title: Executive Vice President
                                                General Counsel, and Corporate
                                                Secretary